Mail Stop 4561

December 12, 2005

Karen Maidment
Chief Financial Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

RE:	Bank of Montreal
Form 40-F for the Fiscal Year Ended October 31, 2004
Filed December 15, 2004
File No. 1-13354

Dear Ms. Maidment,

	We have completed our review of your Form 40-F and related filings and have no further comments at this time.


Sincerely,



Don Walker
Senior Assistant Chief Accountant